Exhibit 99.19

CONSENT OF STEVEN KOEHLER

The undersigned hereby consents to the references to the undersigned’s name included in or incorporated by reference, and the information attributed to the undersigned, in the Annual Report on Form 40-F being filed by Gold Standard Ventures Corp., dated March 29, 2021, and the registration statements on Form F-10 (No. 333-248661) and Form S-8 (No. 333-225533) of Gold Standard Ventures Corp.

Dated: March 29, 2021	/s/ Steven Koehler
Steven Koehler, PE